PROMISSORY NOTE
February 1, 2008	$40,000

FOR VALUE RECEIVED, Roy Hopkins, an individual primarily residing in the State of New York, entitled to receive mail at 233 Alexander Street, Second Floor, Rochester, New York 14607-2518 (the "Maker"), promises to pay to the order of E-Cap Ventures Corporation, a Delaware corporation, entitled to receive mail at 2541 Monroe Avenue, Suite 301, Rochester, New York 14618 (the "Holder"), or at such other place as the Holder hereof may from time to time designate in writing, in lawful money of the United States of America, the principal sum of Forty Thousand and 00/100 Dollars ($40,000) plus 6 percent (6%) per annum of interest.

1. Payment Terms. The Maker shall pay the principal together with all accrued interest in one installment of $40,000 or by default until such date as the entire principal balance has been fully paid. The payment is due and payable to the Holder hereof on or before December 31, 2008.

2. Prepayment Permitted. The Maker shall have the right to prepay the unpaid principal thereon in whole or in part at any time at his option, without penalty beyond the day and date of any such prepayment.

3. Security. This Note is the Promissory Note referred to in, and is secured by the terms contained in “Exhibit B” of that certain Agreement for the Purchase of Common Stock even date herewith by and between the Maker and the Holder, (the "Pledge and Security Agreement"), and entitled to the benefits thereof.

4. Default. If the Maker shall fail to make any payment or installment hereunder within ten (10) calendar days of when due, or shall breach any other provisions hereof, or of the Pledge and Security Agreement, or upon the occurrence of an event of default under the Pledge and Security Agreement, the Holder of this Note shall have the right to accelerate this Note and to cause all of the unpaid principal of this Note to become immediately due and payable without notice or demand, and said unpaid principal shall bear interest from such date of default at the maximum rate permitted by law and compounded annually; it being agreed that interest not paid when due shall, at the option of the Holder hereof, be added to the principal and shall draw interest at the rate provided in this paragraph. Failure to exercise any option shall not constitute a waiver of any right of the Holder hereof to exercise the same in the event of any subsequent default.

5. Collection Costs. In the event that suit be brought hereon, or an attorney or solicitor be employed or expenses incurred to compel payment of this Note, or any portion of the indebtedness evidenced hereby, or otherwise to enforce the Maker's obligations hereunder or under the Pledge and Security Agreement or any related

Hopkins Promissory Note, February 1, 2008, Page 1 of 2

documents, the Maker promises to pay all such reasonable expenses and attorneys' fees and disbursements, including all fees and costs incurred by the Holder of this Note on appeal and in connection with any bankruptcy proceeding.

6. Waiver of Presentment, Notice, Etc. The Maker of this Note hereby waives presentment, protest and demand, notice of protest and demand, notice of dishonor and/or nonpayment, and specifically consents to waive notice of (a) any renewals or extensions of this Note, whether made in favor of the Maker or any other person or entities, (b) the release, addition, or substitution of all or any part of the security for the payment hereof, and (c) the release, addition, or substitution of any party directly or indirectly liable for the obligations and indebtedness represented hereby.

7. Governing Law. This Agreement shall be construed in accordance with, and governed by the substantive laws of, the State of New York, without reference to principles governing choice or conflicts of laws.

8. No Waiver. The failure of the Holder of this Note at any time to require performance by the Maker of any one or more of the provisions of this Note shall not affect the right to require such performance at any time thereafter, nor shall the waiver by the Holder hereof of a breach of any term or provision of this Note be interpreted or held to be a waiver of any succeeding breach of such term or provision or as a waiver of the term or provision itself.

     IN WITNESS WHEREOF, the Maker has executed this Note as of the day, month, and year first written above.

ROY HOPKINS
("Maker")

(Non-Negotiable Form of Note for SEC Filing Purposes.)

Roy Hopkins

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